Moore & Van Allen PLLC
Attorneys at Law

October 30, 2014	Suite 4700
100 North Tryon Street
VIA EDGAR AND EMAIL	Charlotte, NC 28202-4003

Ms. Pamela Long, Esq.	T 704 331 1000
Assistant Director	F 704 331 1159
Division of Corporation Finance	www.mvalaw.com
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Pike Corporation

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed October 20, 2014

File No. 001-32582

Amendment No. 1 to Schedule 13E-3 by Pike Corporation, Pioneer Parent, Inc.,

Pioneer Merger Sub, Inc., et al.

File No. 005-81570

Filed October 20, 2014

Dear Ms. Long:

On behalf of Pike Corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated October 27, 2014 addressed to the Company with respect to the Company’s revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on October 20, 2014 (the “Schedule 14A”), and Amendment No. 1 to the Company’s Schedule 13E-3, filed with the Commission on October 20, 2014. For your convenience, we have included the Staff’s comments below in bold text with the Company’s responses to each such comment following.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed October 20, 2014

1.	Please be advised that the Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

The Company acknowledges the Staff’s comment and is filing concurrently with this response a separate letter from the Company with the Tandy representations.

Charlotte, NC Research Triangle Park, NC Charleston, SC

October 30, 2014

2.	We note the response to prior comment 3. Please summarize all preliminary reports in your proxy statement, rather than merely referring to them. See Item 1015(b)(6) of Regulation M-A. To the extent that the valuation methodologies or result contained in any preliminary report are substantially identical to those in the final report, there is no need to repeat disclosure, but that fact should be clearly disclosed. We also note the following non-exclusive examples of analyses that are contained in the reports, but do not appear to be summarized in the proxy statement:

•	LBO analysis (base case), LBO analysis (sensitivity case) and DCF analysis (sensitivity case) appearing in several preliminary presentations;

•	New opportunities, potential strategic buyers, and DCF analyses for “opportunity 2” and “opportunity 7” appearing in the March 27, 2014 preliminary presentation.

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 24, 25, 27, 31, 32, 33 and 34 to include the required disclosure.

3.	We note the response to prior comment 11. If CSCP, a filing person, received the quality of earnings analysis, please file this report in full and summarize it in your proxy statement. See Item 1015 of Regulation M-A and Section 201.15 of the Compliance and Disclosure Interpretations relating to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please also, as requested, disclose the adjustments to the projections suggested by this advisor.

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 29 and 31 to remove references to CSCP’s “quality of earnings advisor” and “quality of earnings analysis.” The Company respectfully submits that the earnings analysis received by CSCP does not constitute an Item 1015(a) report, as such report is not “materially related” to the going-private transaction, and accordingly, such analysis is not required to be described under Item 1015 of Regulation M-A.

Parent has informed the Company that CSCP’s third-party vendor was engaged by CSCP solely to assist CSCP in its due diligence efforts with respect to its proposed bid to purchase the Company. In particular, the vendor’s scope of engagement was to review the Company’s historical financial statements and tax returns in order to prepare and deliver to CSCP a due diligence memorandum (the “Diligence Memo”) that was primarily focused on: (i) analyzing and assessing the historical quality of earnings, and understanding management’s adjustments to EBITDA; (ii) identifying certain debt and debt-like items; (iii) understanding significant accounting policies and changes in accounting policies; and (iv) assessing a normalized level of working capital for the Company and the Company’s revolving credit facility requirements. The third-party vendor was not engaged to, and did not provide, its opinion as to the fairness of the merger consideration to be received by the Company’s unaffiliated shareholders, nor did it provide an assessment as to the Company’s projections of future earnings or of the price to be paid in the merger. Further to our materiality analysis, we note that the Diligence Memo was not shared with the Company, the Special Committee or the Board, and its findings were not considered by either the Special Committee or the Board in connection with the recommendation each provided regarding the merger. Parent has informed the Company that the Diligence Memo was a limited distribution report (within the meaning of American Institute of Certified Public Accountants standards) provided solely at the direction and to serve the due diligence needs of CSCP as a potential buyer, primarily with respect to the post-closing financing and financial reporting needs of the Company under Parent’s operating and capital structure.

October 30, 2014

For these reasons, the Company respectfully submits that the Diligence Memo is not “materially related” to the going-private transaction, and therefore, is not required to be described under Section 1015(a) of Regulation M-A.

*        *        *

October 30, 2014

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to call me at (704) 331-1158.

Very truly yours,

/s/ James R. Wyche

James R. Wyche

cc:	Pike Corporation

Pioneer Parent, Inc.

Pioneer Merger Sub, Inc.

J. Eric Pike Investors